Exhibit 1

PRESS RELEASE

Cyren Announces Integrated Internet Security as a Service Platform

Unifies Web Security, Email Security, DNS Security and Cloud Sandboxing on a Single, Global Cloud Platform

MCLEAN, Va. – February 1, 2017 – Cyren (NASDAQ: CYRN) a global Internet Security as a Service provider, today announced that Cyren Cloud Security 4.0, the company’s newly-integrated Internet security platform, will be available March 2017. Cyren Cloud Security unifies several important capabilities—web security, email security, DNS security and cloud sandboxing—on a single globally operated security as a service platform. All of the security services in Cyren Cloud Security have been developed from the ground up by Cyren to optimize cloud-based performance. Cyren's platform operates at cloud scale, processing more than 17 billion transactions and blocking 130+ million threats each day.

"Legacy hardware-based security technologies simply aren't equipped to protect enterprises in a perimeter-less, cloud-based world, leaving them vulnerable to sophisticated multi-vector threats like phishing, ransomware and botnets," said Lior Kohavi, Cyren CTO. "Cyren's platform brings SaaS simplicity to Internet security and delivers better protection through its ability to detect, correlate and block threats across web, DNS and email."

Product Highlights

Cyren Cloud Security offers enterprises and SMBs the next generation of cloud security with unparalleled benefits including:

●	Enhanced threat detection and protection across the web, email and DNS powered by the Cyren GlobalView Threat Intelligence Cloud

●	Ease of management with a "single pane of glass" for administration of all security services

●	Reduced complexity with no hardware to install and no software to maintain

Cyren Cloud Security 4.0 includes:

Cyren Cloud Security Platform

The Cyren Cloud Security platform integrates traditionally distinct silos of Internet security on a single, globally operated cloud service platform. An integrated management dashboard allows administrators to see at a glance the standard and advanced threats blocked by both the web and email security services. The platform also includes a common policy framework across web and email security services, and integrated reporting, customer onboarding and license management. Underlying these integrated Internet security services, the Cyren GlobalView Threat Intelligence Cloud delivers the industry’s fastest time to detection by processing and correlating threat data across more than 17 billion web, email and DNS transactions every day.

Web Security Service

Cyren WebSecurity provides a quick-to-deploy, easy-to-manage SaaS secure web gateway that protects your users with inline protection from advanced malware, ransomware and phishing no matter where they are or what device they use. With this release, Cyren has added shadow IT discovery and control capabilities to its award-winning web security service. Cyren Cloud Access Security allows IT administrators to discover sanctioned and unsanctioned cloud apps in use by their organizations and apply policy-based access controls to those apps. This allows companies to understand how their employees are using the Internet and block the use of risky or unsanctioned cloud apps.

Email Security Service

Cyren EmailSecurity is a 100 percent SaaS-based service designed to protect organizations from spam, malware and phishing and ensure uninterrupted email communication. This latest release includes the full integration of cloud-based sandboxing as a new and additional layer of email threat protection, along with link “time-of-click” protection and enhanced zero-day threat intelligence.

"We selected Cyren’s web and email security products because they gave us best-of-breed protection from the most advanced threats on the Internet. With this new release, we’re looking forward to finding out more about how our employees are using cloud applications, and figuring out if we have a 'shadow IT’ problem," said Martyn Bassett, Network Support Analyst, Mayflex.

Services on the Cyren Cloud Security platform may be licensed individually or purchased as a suite. The Cyren Cloud Security platform will be available starting in March 2017. To learn more go to www.cyren.com.

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About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web security, email security, DNS security and cloud sandboxing solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Blog: blog.cyren.com

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LinkedIn: www.linkedin.com/company/cyren

Twitter: twitter.com/cyreninc

Cyren Investor Contact
Mike Myshrall, CFO

703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com